Voltaire Ltd. 13 Zarchin Street Ra’anana 43662 Israel Phone: +972-74-7129000 Fax: +972-74-7129111

June 18, 2009

Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Re:	Voltaire Ltd. (File No. 001-33611)
Form 20-F for the Fiscal Year Ended December 31, 2008,
Form 6-K filed February 18, 2009
Form 6-K filed May 6, 2009

Ladies and Gentlemen:

Further to the letter of White and Case LLP dated June 18, 2009 in connection with the above-referenced filings, Voltaire Ltd., an Israeli company (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely, VOLTAIRE LTD.
By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer